

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2021

William P. Livek
Chief Executive Officer and Executive Vice Chairman
comScore, Inc.
11950 Democracy Drive, Suite 600
Reston, Virginia 20190

> **Re:  comScore, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 31, 2021**
> **File No. 333-259181**

Dear Mr. Livek:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Taylor Beech at 202-551-4515 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:     John A. Kupiec, Esq.